Epsilon Energy Ltd.

16701 Greenspoint Park Drive, Suite 195

Houston, Texas 77060

(281) 670-0002

October 31, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Karina Dorin

Re:	Epsilon Energy Ltd.
Withdrawal of Registration Statement on Form S-4 (File No. 333-224262)

Dear Ms. Dorin:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Epsilon Energy Ltd. (the “Registrant”), a corporation incorporated pursuant to the Business Corporation Act (Alberta), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-224262), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 12, 2018 and the Registrant filed amendments to the Registration Statement on May 7, 2018 and May 11, 2018.  The Registration Statement was declared effective on May 14, 2018.

The Registration Statement was filed to register up to 55,988,291 shares of common stock of Epsilon Energy, Inc., a Delaware corporation (the “Delaware Corporation”), in connection with the proposal of the Registrant to domesticate (the “Domestication”) as a corporation in the State of Delaware.  Upon the effectiveness of the Domestication, all outstanding common shares of the Registrant, other than common shares held by dissenting shareholders, would have converted, on a one-for-one basis, into shares of common stock of the Delaware Corporation.

The Registrant desires to withdraw its Registration Statement at this time because the Registrant’s board of directors has determined that it is not in the best interests of the Registrant to move forward with the Domestication. As a result, the Registrant confirms that no securities have been or will be issued under the Registration Statement.

Because the proposed offering of the securities that would have otherwise been registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration  Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter.

The Registrant also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Registrant’s account.

Thank you for your consideration of this request. Should you have any questions or require further information regarding this request, please contact Gislar Donnenberg of DLA Piper LLP (US) by phone at 713-425-8451 or by email at Gislar.Donnenberg@dlapiper.com.

Very truly yours,

EPSILON ENERGY LTD.

/s/ B. Lane Bond
B. Lane Bond
Chief Financial Officer